Exhibit 2


[GRAPHIC OMITTED]
ZEIFMAN & COMPANY, LLP
Chartered Accountants


                        CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Research in Motion Limited's Annual Report on Form 40-F for the year ended March 1, 2004 of our joint audit report dated March 28, 2003.


                                        Zeifman & Company, LLP

Toronto, Canada,


June 30, 2004                           Chartered Accountant








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